Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Transcript of Q1 FY2024 Earnings Discussion/Conference call

August 1, 2023, Mumbai: With further reference to our filings dated July 7, 2023 and July 25, 2023, respectively, the transcript of the earnings/conference call for the quarter ended June 30, 2023 conducted after the meeting of Board of Directors held on Tuesday, July 25, 2023 is available on the website of the Company at www.tatamotors.com.

This is for your information and records.vestor Day 2023 June 7, 2023 atement Statements in this presentation describing the objectives, projections, estimates and expectations of Tata Motors Limited (the “Group and its business segments may be forward looking statements within the meaning of applicable securities laws and regulations Actual results could differ materially from those expressed or implied Important factors that could make a difference to the Group’s operations include amongst others, economic conditions affecting demand supp l y and price conditions in the domestic and overseas markets in which the Group operates, changes in Government regulations, tax laws and other statutes and incidental factors. Certain analysis undertaken and represented in this document may constitute an estimate from the Group and may differ from the actual underlying results Reported EBITDA is defined to include the product development expenses charged to P&L and realised FX and commodity hedges but excludes the revaluation of foreign currency debt revaluation of foreign currency other assets and liabilities, MTM on FX and commodity hedges, other income (except government grant) as well as exceptional items Reported EBIT is defined as reported EBITDA plus profits from equity accounted investees less depreciation amortisation Free cash flow is defined as net cash generated from operating activities less net cash used in automotive investing activities, excluding investments in consolidated entities, M&A linked asset purchases and movements in financial investments, and after net finance expenses and fees paid Retail sales for India business represents the estimated retails for the period Presentation format The financial data provided represent the details on consolidated segment level The operating segment comprise of Automotive segment and others In automotive segment, financial data is presented for sub segments as below Tata Passenger Vehicles (Tata PV) Includes TMPVL, TPEML,TMETC, TRILIX and Joint operation FIAPL Tata Commercial Vehicles Tata CV) Includes TML & subs TDCV, TDSC, TMML,TMSA, PTTMIL and Joint operation TCL 2

S 1 Adaptive product development in EVs Approach in sync with market readiness, with the intent to provide elevated user experience Optimized, dedicated EV platform Quick conversion programs EV First modular platform 01 Gen 02 Gen 03 Gen New body styles Up to 500 km Driving range 60% Commonality with ICE Quick delivery <18 months Up to 450km Driving range Segment leading interior space and experience ~80% Commonality with ICE Cost reduction 550 km+ Driving range 23

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.